Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-242377

Relating to Preliminary Prospectus Supplement

Dated August 4, 2021 to Prospectus Dated August 7, 2020

Pricing Term Sheet

Arbor Realty Trust, Inc.

6.25% Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Arbor Realty Trust, Inc.

Securities Offered:	6.25% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”)

Shares Offered:	5,000,000 shares

Over-Allotment Option:	750,000 shares

Trade Date:	August 4, 2021

Settlement and Delivery Date:	August 11, 2021 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $125,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $3,937,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $121,062,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	6.25% per annum of the $25.00 liquidation preference ($1.5625 per annum per share)

Dividend Payment Date:	The 30th day of January, April, July and October of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on October 30, 2021.

Dividend Record Date:	The 15th of the calendar month in which the applicable dividend payment date falls, whether or not a business day; the first dividend record date will be October 15, 2021.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to August 11, 2026, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after August 11, 2026, the Issuer may, at its option, redeem the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:	Share Cap: 2.798

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 13,990,000 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series E Preferred Stock is exercised, not to exceed 16,088,500 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	ABR PrE

CUSIP:	038923 868

ISIN:	US0389238686

Sole Book-Running Manager:	Raymond James & Associates, Inc.

Use of Proceeds:	The Issuer plans to use the net proceeds from the sale of the shares of the Series E Preferred Stock, after deducting commissions and offering expenses payable by the Issuer, to make investments relating to the Issuer’s business and for general corporate purposes.

* We expect that delivery of the shares of the Series E Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series E Preferred Stock prior to the close of business on the second day before their delivery will be required, by virtue of the fact that the shares initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the shares of the Series E Preferred Stock who wish to trade shares prior to the close of business on the second day before their delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2